SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2007

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: April 24, 2007	By:	Signed:	Donald F. Barnhardt

		Name:	Donald F. Barnhardt
		Title:	Corporate Secretary

Release: Immediate, April 24, 2007
CANADIAN PACIFIC’S FIRST-QUARTER RESULTS SOLID DESPITE TOUGH WINTER CONDITIONS
CALGARY – Canadian Pacific Railway Limited (TSX/NYSE: CP) reported net income growth of 18 per cent to $129 million in the first-quarter of 2007 when compared with the same quarter 2006. Diluted earnings per share improved 21 per cent to $0.82.
SUMMARY OF FIRST-QUARTER 2007 COMPARED WITH FIRST-QUARTER 2006
•	Excluding foreign exchange gains and losses on long-term debt, diluted earnings per share increased 8 per cent to $0.78 from $0.72.

•	Operating ratio improved to 79.5 per cent from 79.6 per cent.

•	Freight revenue of $1.09 billion increased 2.2 per cent from $1.07 billion.

•	Operating expenses at $887 million, up just 0.3 per cent from $884 million.
“CP’s team delivered adjusted diluted EPS growth of 8 per cent in the face of extremely difficult, weather-related operating conditions that challenged the entire transportation chain,” said Fred Green, CP’s President and CEO. “Our disciplined execution of the integrated operating plan, in addition to the investments in network capacity we’ve made in our Western corridor, paid major dividends for us this quarter. We were able to recover from each event as it occurred and keep our customers’ shipments moving.”
Mr. Green added, “Our operational focus on network fluidity has increased our resilience and allowed our operations to rebound effectively. With the recent return to more normal operating conditions, we expect to move freight volumes with increasing efficiency and improved service levels through the balance of the year.”
Revenues in sulphur and fertilizers increased 31 per cent over first-quarter 2006 and intermodal and automotive were also up, with growth of 6 per cent and 5 per cent respectively. Softness in forest products offset some of the revenue growth, decreasing $11 million from the same period in 2006. Winter disruptions and the CN strike increased network congestion which resulted in reduced shipments in coal and other commodities. Other revenue declined $18 million in 2007 reflecting a significant land sale that took place in first-quarter 2006.
Operating expenses were essentially flat at $887 million, up 0.3 per cent from 2006, despite the challenging winter operating conditions. Fuel, inflation and winter related expense increases were partially offset by a drop in compensation and benefits expense.
2007 OUTLOOK
“CP is on track to deliver solid performance in 2007,” said Mike Lambert, Chief Financial Officer. “A reduction in our cash pension funding requirement to approximately $100 million, down from our original $150 million estimate given in the Fall of 2006, has improved our free cash outlook to more than $300 million in 2007, up from $250 million estimated previously. Our diverse commodity portfolio, a strong yield program and continued vigilance around cost containment will drive our projected EPS growth of 9 to 13 per cent.”

CP’s outlook for diluted earnings per share excluding foreign exchange gains and losses on long-term debt and other specified items remains in the range of $4.30 to $4.45 for 2007, compared with 2006 diluted EPS which was $3.95.
CP expects to grow revenue in the range of 4 per cent to 6 per cent in 2007. Capital investment is anticipated to be between $885 million and $895 million and free cash, after dividends, is now expected to exceed $300 million in 2007. This outlook assumes oil prices averaging US$58 per barrel and an average currency exchange rate of $1.15 per U.S. dollar (US$0.87).
NORMAL COURSE ISSUER BID ANNOUNCEMENT
CP also announces that its Board of Directors has authorized the acquisition of up to 15.5 million Common Shares of CP for cancellation in 2007, and if not completed in 2007, in 2008. This represents approximately 10 per cent of the public float of its Common Shares outstanding at March 15, 2007. CP currently has in place a normal course issuer bid under which it is permitted to purchase up to 4.975 million Common Shares during the 12 month period ending March 27, 2008. CP has purchased 674,990 shares in 2007. Subject to regulatory approval, CP intends to amend the existing bid to enable it to purchase up to 15.5 million shares during 2007.
“We can increase the share repurchase plan because of our increasing generation of free cash flow and our strong balance sheet. This reflects our confidence not only in the short term outlook for CP, but also in the longer term prospects of our Franchise,” said Mr. Lambert.
FOREIGN EXCHANGE GAINS AND LOSSES ON LONG-TERM DEBT
CP had a foreign exchange gain on long-term debt of $9 million ($6 million after tax) in the first quarter of 2007, compared with a foreign exchange loss on long-term debt of $6 million ($7 million after tax) in the first quarter of 2006.
RESTATEMENT OF FIRST-QUARTER 2006 FINANCIAL STATEMENTS
As a result of the adoption of EIC162 “Stock-based Compensation for Employees Eligible to Retire Before the Vesting Date” in December 2006, the comparative financial statements for the three months ended March 31, 2006 have been restated with an increase in “Compensation and benefit” expense of $2.3 million, a reduction in “Net income” of $2.2 million and a reduction in basic and diluted earnings per share of $0.01. Basic and diluted earnings per share excluding foreign exchange gains and losses on long-term debt was reduced by $0.02.
Presentation of non-GAAP earnings
CP presents non-GAAP earnings in this news release to provide a basis for evaluating underlying earnings and liquidity trends in its business that can be compared with prior periods’ results of operations. These non-GAAP earnings exclude foreign currency translation impacts on long-term debt, which can be volatile and short term, and other specified items, which are not among CP’s normal ongoing revenues and operating expenses. The impact of volatile short-term rate fluctuations on foreign-denominated debt is only realized when long-term debt matures or is settled. A reconciliation of income, excluding foreign exchange gains and losses on long-term debt and other specified items, to net income as presented in the financial statements is detailed in the attached Summary of Rail Data. Diluted EPS, excluding foreign exchange gains and losses on long-term debt and other specified items is also referred to in this news release as (“adjusted diluted EPS”).
Free cash after dividends is calculated as cash provided by operating activities, less cash used in investing activities and dividends.

Earnings that exclude foreign exchange currency translation impact on long-term debt and other specified items, and free cash after dividends, as described in this news release, have no standardized meanings and are not defined by Canadian generally accepted accounting principles and, therefore, are unlikely to be comparable to similar measures presented by other companies.
Other specified items are material transactions that may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets, unusual income tax adjustments, and other items that do not typify normal business activities. There were no other specified items in the first quarters of 2007 and 2006.
Note on forward looking-information
This news release contains certain forward-looking statements relating but not limited to our operations, anticipated financial performance and business prospects. Undue reliance should not be placed on forward-looking information as actual results may differ materially.
By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general global economic and business conditions; risks in agricultural production such as weather conditions and insect populations; fluctuations in the value of the Canadian dollar relative to the U.S. dollar; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in laws and regulations; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; timing of completion of capital and maintenance projects; interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans; and various events that could disrupt operations, including severe weather conditions, security threats and governmental response to them, and technological changes.
There are factors that could cause actual results to differ from those described in the forward-looking statements contained in this news release. These more specific factors are identified and discussed in the Outlook section and elsewhere in this news release with the particular forward-looking statement in question.
CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.
Canadian Pacific, through the ingenuity of its employees located across Canada and in the United States, intends to be the safest, and most fluid railway in North America. Our people are the key to delivering innovative transportation solutions to our customers and to ensuring the safe operation of our trains through the more than 900 communities where we operate. Our combined ingenuity makes Canadian Pacific a better place to work, rail a better way to ship, and North America a better place to live. Come and visit us at www.cpr.ca to see how we can put our ingenuity to work for you. Canadian Pacific is proud to be the official rail freight services provider for the Vancouver 2010 Olympic and Paralympic Winter Games.
end

Contacts:
Media	Investment Community
Leslie Pidcock	Janet Weiss, Assistant Vice-President Investor Relations
Tel.: (403) 319-6878	Tel.: (403) 319-3591
e-mail: leslie_pidcock@cpr.ca	e-mail: investor@cpr.ca

STATEMENT OF CONSOLIDATED INCOME
(in millions, except per share data)

	For the three months
	ended March 31
	2007	2006
		Restated
		(see Note 2)
	(unaudited)
Revenues

Freight	$1,090.9	$1,067.2
Other	25.0	43.3

	1,115.9	1,110.5

Operating expenses

Compensation and benefits	332.5	352.2
Fuel	171.2	157.9
Materials	62.4	57.6
Equipment rents	55.5	44.6
Depreciation and amortization	118.6	114.8
Purchased services and other	146.4	156.6

	886.6	883.7

Operating income	229.3	226.8

Other charges (Note 4)	4.8	6.8
Foreign exchange (gains) losses on long-term debt	(8.6)	6.4
Interest expense (Note 5)	46.8	47.3
Income tax expense	57.7	57.5

Net income	$128.6	$108.8

Basic earnings per share (Note 8)	$0.83	$0.69

Diluted earnings per share (Note 8)	$0.82	$0.68

See notes to interim consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in millions)

	For the three months
	ended March 31
	2007	2006
		Restated
		(see Note 2)
	(unaudited)
Comprehensive income

Net income	$128.6	$108.8

Other comprehensive income

Net change in foreign currency translation adjustments, net of hedging activities	(0.3)	1.5

Net change in gains on derivatives designated as cash flow hedges	(3.2)	—

Other comprehensive (loss) income before income taxes	(3.5)	1.5

Income tax recovery	0.7	0.2

Other comprehensive (loss) income (Note 10)	(2.8)	1.7

Comprehensive income	$125.8	$110.5

See notes to interim consolidated financial statements.

CONSOLIDATED BALANCE SHEET
(in millions)

	March 31	December 31
	2007	2006
		Restated
		(see Note 2)
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$25.6	$124.3
Accounts receivable and other current assets	608.0	615.7
Materials and supplies	162.2	158.6
Future income taxes	109.7	106.3

	905.5	1,004.9

Investments	65.8	64.9
Net properties	9,195.9	9,122.9
Other assets and deferred charges	1,208.0	1,223.2

Total assets	$11,375.2	$11,415.9

Liabilities and shareholders’ equity
Current liabilities
Short-term borrowing	$77.7	$—
Accounts payable and accrued liabilities	999.8	1,002.6
Income and other taxes payable	15.2	16.0
Dividends payable	35.0	29.1
Long-term debt maturing within one year	31.5	191.3

	1,159.2	1,239.0

Deferred liabilities	697.6	725.7
Long-term debt	2,747.8	2,813.5
Future income taxes	1,831.3	1,781.2

Shareholders’ equity
Share capital (Note 9)	1,182.9	1,175.7
Contributed surplus	37.1	32.3
Accumulated other comprehensive income	77.6	66.4
Retained income	3,641.7	3,582.1

	4,939.3	4,856.5

Total liabilities and shareholders’ equity	$11,375.2	$11,415.9

Commitments and contingencies (Note 15).
See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions)

	For the three months
	ended March 31
	2007	2006
		Restated
		(see Note 2)
	(unaudited)
Operating activities
Net income	$128.6	$108.8
Add items not affecting cash:
Depreciation and amortization	118.6	114.8
Future income taxes	38.5	44.2
Foreign exchange (gains) losses on long-term debt	(8.6)	6.4
Amortization of deferred charges	3.1	4.3
Restructuring payments	(13.2)	(27.8)
Other operating activities, net	(2.7)	4.1
Change in non-cash working capital balances related to operations	(36.6)	(80.5)

Cash provided by operating activities	227.7	174.3

Investing activities
Additions to properties	(204.2)	(191.7)
Decrease in investments and other assets	(0.3)	(19.7)
Net proceeds from disposal of transportation properties	8.9	4.3

Cash used in investing activities	(195.6)	(207.1)

Financing activities
Dividends paid	(29.1)	(23.7)
Issuance of CP Common Shares	10.1	38.5
Purchase of CP Common Shares	(16.1)	(45.6)
Increase in short-term borrowing	77.7	—
Repayment of long-term debt	(173.4)	(10.7)

Cash used in financing activities	(130.8)	(41.5)

Cash position
Decrease in net cash and cash equivalents	(98.7)	(74.3)
Net cash and cash equivalents at beginning of period	124.3	121.8

Net cash and cash equivalents at end of period	$25.6	$47.5

See notes to interim consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(in millions)

	For the three months
	ended March 31
	2007	2006
		Restated
		(see Note 2)
	(unaudited)
Share capital
Balance, beginning of period	$1,175.7	$1,141.5

Shares issued under stock option plans	12.3	40.2

Shares repurchased	(5.1)	(6.6)

Balance, end of period	1,182.9	1,175.1

Contributed surplus
Balance, beginning of period	32.3	245.1

Stock-based compensation expense related to stock option plans	4.8	4.1

Shares repurchased	—	(45.0)

Balance, end of period	37.1	204.2

Accumulated other comprehensive income
Balance, beginning of period	66.4	67.5

Adjustment for change in accounting policy	14.0	—

Adjusted balance, beginning of period	80.4	67.5

Other comprehensive (loss) income (Note 10)	(2.8)	1.7

Balance, end of period	77.6	69.2

Retained earnings
Balance, beginning of period	3,582.1	2,930.0

Adjustment for change in accounting policy	4.0	—

Adjusted balance, beginning of period	3,586.1	2,930.0

Net income for the period	128.6	108.8

Shares repurchased	(38.0)	—

Dividends	(35.0)	(29.9)

Balance, end of period	3,641.7	3,008.9

Total accumulated other comprehensive income and retained earnings	3,719.3	3,078.1

Shareholders’ equity, end of period	$4,939.3	$4,457.4

See notes to interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2007
(unaudited)
1	Basis of presentation

These unaudited interim consolidated financial statements and notes have been prepared using accounting policies that are consistent with the policies used in preparing Canadian Pacific Railway Limited’s (“CP”, “the Company” or “Canadian Pacific Railway”) 2006 annual consolidated financial statements, except as discussed below and in Note 2 for the adoption of new accounting standards for financial instruments, hedges and comprehensive income. They do not include all disclosures required under Generally Accepted Accounting Principles for annual financial statements and should be read in conjunction with the annual consolidated financial statements.

CP’s operations can be affected by seasonal fluctuations such as changes in customer demand and weather-related issues. This seasonality could impact quarter-over-quarter comparisons.

Financial Instruments

From January 1, 2007, certain financial instruments, including those classified as loans and receivables, available for sale, held for trading and financial liabilities, are initially measured at fair value and subsequently measured at fair value or amortized cost. Amortization is calculated using the effective interest rate for the instrument. Financial instruments that will be realized within the normal operating cycle are measured at their carrying amount as this approximates fair value.

Transaction costs related to the issuance of long-term debt are added to the fair value of the related instrument on issue and are amortized to income in conjunction with the amortization of the instrument using the effective interest rate method.

Derivative financial and commodity instruments

Derivative financial and commodity instruments may be used from time to time by the Company to manage its exposure to price risks relating to foreign currency exchange rates, stock-based compensation, interest rates and fuel prices. Since January 1, 2004, when CP utilizes derivative instruments in hedging relationships, CP identifies, designates and documents those hedging transactions and regularly tests the transactions to demonstrate effectiveness in order to continue hedge accounting.

Commencing from January 1, 2007 all derivative instruments are recorded at their fair value. They are classified on the Consolidated Balance Sheet in “Other assets and deferred charges”, “Deferred liabilities”, “Accounts receivable and other current assets” or “Accounts payable and accrued liabilities” as applicable. Prior to 2007, only derivative instruments that did not qualify as hedges or were not designated as hedges were carried at fair value on the Consolidated Balance Sheet in “Other assets and deferred charges” or “Deferred liabilities”. In the Statement of Consolidated Cash Flows, cash flows relating to derivative instruments designated as hedges are included in the same line as the related item. Gains and losses arising from derivative instruments will affect the following income statements lines: “Revenues”, “Compensation and benefits”, “Fuel”, “Other charges”, “Foreign exchange (gains) losses on long-term debt” and “Interest expense”.

For fair value hedges, the periodic change in value is recognized in income, where the changes in values of the hedged items are also recorded. For a cash flow hedge, the change in value of the effective portion is recognized in “Other comprehensive income”. Any ineffectiveness within an effective cash flow hedge is recognized in income as it arises in the same income account as the hedged item when realized. Should the hedging of a cash flow hedge relationship become ineffective, previously unrealized gains and losses remain within “Accumulated other comprehensive income” until the hedged item is settled and, prospectively, future changes in value of the derivative are recognized in income. The change in value of the effective portion of a cash flow hedge remains in “Accumulated other comprehensive income” until the related hedged item settles, at which time amounts recognized in “Accumulated other comprehensive income” are reclassified to the same income or balance sheet account that records the hedged item. Prior to January 1, 2007, the periodic change in the fair value of an effective hedging instrument was not recognized in the financial statements.

The transitional date for the assessment of embedded derivatives was January 1, 2001.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2007
(unaudited)
2	New accounting policies

Financial instruments, hedging and comprehensive income

On January 1, 2007 the Company adopted the following accounting standards: Section 3855 “Financial Instruments — Recognition and Measurement”, Section 3861 “Financial Instruments - Disclosure and Presentation”, Section 3865 “Hedges” and Section 1530 “Comprehensive Income”. These sections require certain financial instruments and hedge positions to be recorded at their fair value. They also introduce the concept of comprehensive income and accumulated other comprehensive income. Adoption of these standards was on a prospective basis without retroactive restatement of prior periods, except for the restatement of equity balances to reflect the reclassification of “Foreign currency translation adjustments” to “Accumulated other comprehensive income”.

The impact of the adoption of these standards on January 1, 2007 was an increase in net assets of $18.0 million, a reduction in “Foreign currency translation adjustments” of $66.4 million, an increase in “Retained earnings” of $4.0 million, and the recognition of “Accumulated other comprehensive income” of $80.4 million.

The fair value of hedging instruments at January 1, 2007 was $31.7 million reflected in “Other assets and deferred charges” and “Accounts receivable and other current assets” and $4.8 million reflected in “Deferred liabilities” and “Accounts payable and accrued liabilities”. The inclusion of transaction costs within “Long-term debt” at amortized cost reduced “Long-term debt” by $33.4 million with an associated reduction in “Other assets and deferred charges” of $26.9 million. Deferred gains and losses on previously settled hedges were reclassified to “Accumulated other comprehensive income” and “Retained earnings” with a resultant decrease in “Other assets and deferred charges” of $4.8 million. The recognition of certain other financial instruments at fair value or amortized cost resulted in reductions in “Long-term debt” of $2.8 million, “Investments” of $1.5 million and “Other assets and deferred charges” of $0.4 million. The adoption of these standards increased the liability for “Future income taxes” by $11.6 million. Accumulated other comprehensive income is comprised of foreign currency gains and losses on the net investment in self-sustaining foreign subsidiaries, foreign currency gains and losses related to long-term debt designated as a hedge of the net investment in self-sustaining foreign subsidiaries’, effective portions of gains and losses resulting from changes in the fair value of cash flow hedging instruments, and the reclassification of cumulative foreign currency translation adjustments. The adjustment to opening retained earnings reflects the change in measurement basis, from original cost to fair value or amortized cost, of certain financial assets, financial liabilities, transaction costs associated with the Company’s long term debt and previously deferred gains and losses on derivative instruments that were settled in prior years and which, had they currently existed, did not meet the criteria for hedge accounting under Accounting Standard Section 3865. The amounts recorded on the adoption of these standards differed from the estimated amounts disclosed in Note 3 to the 2006 annual financial statement as a result of the refinement of certain estimates used at the year end.

Stock-based compensation for employees eligible to retire before the vesting date

As a result of the adoption of EIC 162 “Stock-based Compensation for Employees Eligible to Retire Before the Vesting Date” in December 2006, the comparative financial statements for the three months ended March 31, 2006 have been restated with an increase in “Compensation and benefits” expense of $2.3 million, a reduction of “Net income” of $2.2 million and a reduction in basic and diluted earnings per share of $0.01.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2007
(unaudited)
3	Future accounting changes

The CICA has issued the following accounting standards which will be effective for the Company from January 1, 2008: Section 3862 “Financial Instruments – Disclosures”, Section 3863 “Financial Instruments – Presentation” and Section 1535 “Capital Disclosures”.

These new accounting standards will require the Company to provide additional disclosures relating to its financial instruments, including hedging instruments, and about the Company’s capital. In addition, Section 3863 does not change the presentation guidance provided in Section 3861 “Financial Instruments – Disclosure and Presentation” which it replaces. It is not anticipated that the adoption of these new accounting standards will impact the amounts reported in the Company’s financial statements as they primarily relate to disclosure.

4	Other charges

	For the three months
	ended March 31
(in millions)	2007	2006

Amortization of discount on accruals recorded at present value	$2.0	$2.5
Other exchange (gains) losses	(0.5)	0.1
Loss on sale of accounts receivable	1.3	1.1
(Gain) loss on non-hedging derivative instruments	(0.3)	0.8
Other	2.3	2.3

Total other charges	$4.8	$6.8

5	Interest expense

	For the three months
	ended March 31
(in millions)	2007	2006

Interest expense	$48.8	$49.0
Interest income	(2.0)	(1.7)

Net interest expense	$46.8	$47.3

6	Income taxes

Cash taxes paid for the three months ended March 31, 2007 were $9.2 million (2006 — $5.8 million).

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2007
(unaudited)
7	Restructuring and environmental remediation

At March 31, 2007, the provision for restructuring and environmental remediation was $296.6 million (December 31, 2006 – $309.0 million). This provision primarily includes labour liabilities for restructuring plans. Payments are expected to continue in diminishing amounts until 2025. The environmental remediation liability includes the cost of a multi-year soil remediation program.

Set out below is a reconciliation of CP’s liabilities associated with restructuring and environmental remediation programs:

Three months ended March 31, 2007

	Opening					Closing
	Balance				Foreign	Balance
	Jan. 1			Amortization	Exchange	Mar. 31
(in millions)	2007	Accrued	Payments	of Discount	Impact	2007

Labour liability for terminations and severances	$187.4	—	(12.5)	1.5	(0.3)	$176.1

Other non-labour liabilities for exit plans	1.4	—	(0.1)	—	—	1.3

Total restructuring liability	188.8	—	(12.6)	1.5	(0.3)	177.4

Environmental remediation program	120.2	0.2	(0.6)	—	(0.6)	119.2

Total restructuring and environmental remediation liability	$309.0	0.2	(13.2)	1.5	(0.9)	$296.6

Three months ended March 31, 2006

	Opening					Closing
	Balance				Foreign	Balance
	Jan. 1	Accrued		Amortization	Exchange	Mar. 31
(in millions)	2006	(Reduced)	Payments	of Discount	Impact	2006

Labour liability for terminations and severances	$263.6	(1.1)	(24.8)	2.6	0.2	$240.5

Other non-labour liabilities for exit plans	5.8	—	(1.1)	—	—	4.7

Total restructuring liability	269.4	(1.1)	(25.9)	2.6	0.2	245.2

Environmental remediation program	129.4	1.1	(1.9)	—	0.3	128.9

Total restructuring and environmental remediation liability	$398.8	—	(27.8)	2.6	0.5	$374.1

Amortization of Discount is charged to income as “Other Charges”, “Compensation and Benefits” and “Purchased Services and Other”, as applicable.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2007
(unaudited)
8	Earnings per share

At March 31, 2007, the number of shares outstanding was 155.2 million (March 31, 2006 158.6 million).

Basic earnings per share have been calculated using net income for the period divided by the weighted average number of CP shares outstanding during the period.

Diluted earnings per share have been calculated using the treasury stock method, which gives effect to the dilutive value of outstanding options.

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months
	ended March 31
(in millions)	2007	2006

Weighted average shares outstanding	155.5	158.5
Dilutive effect of stock options	1.9	1.7

Weighted average diluted shares outstanding	157.4	160.2

(in dollars)
Basic earnings per share	$0.83	$0.69	(1)
Diluted earnings per share	$0.82	$0.68	(1)

(1)   Restated

9	Shareholders’ equity

An analysis of shares outstanding is as follows:

	For the three months
	ended March 31
(in millions)	2007	2006

Shares outstanding, January 1	155.5	158.2
Shares issued under stock option plans	0.4	1.3
Shares repurchased	(0.7)	(0.9)

Shares outstanding, March 31	155.2	158.6

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2007
(unaudited)
9	Shareholders’ equity (continued)

In June 2006, the Company completed the acquisition of Common Shares under the previous normal course issuer bid and filed a new normal course issuer bid to purchase, for cancellation, up to 3.9 million of its outstanding Common Shares. Under this filing, share purchases may be made during the 12-month period beginning June 6, 2006, and ending June 5, 2007. Of the 3.9 million shares authorized for repurchase under this filing, 3.4 million were repurchased in 2006 at an average price per share of $56.66 and 0.2 million shares were purchased in the first quarter of 2007 at an average price per share of $64.11.

In March 2007, the Company completed the filing for a new normal course issuer bid (“2007 NCIB”) to cover the period of March 28, 2007 to March 27, 2008 to purchase, for cancellation, up to 5.0 million of its outstanding Common Shares. Of the 5.0 million shares authorized under the 2007 NCIB, 0.2 million shares were purchased in the first quarter of 2007 at an average price per share of $64.76.

In addition to the 0.2 million shares purchased through the 2007 NCIB, pursuant to a notice of intention to make an exempt issuer bid filed on March 23, 2007, the Company purchased, for cancellation, 0.3 million shares through a private agreement with an arm’s length third party on March 29, 2007 at an average price of $63.12.

In April 2007, the Company received approval from its Board of Directors to amend its 2007 NCIB to purchase, for cancellation, up to 15.5 million of its outstanding Common Shares during 2007, and if not completed in 2007, in 2008. This amendment is subject to regulatory approval.

The purchases are made at the market price on the day of purchase, with consideration allocated to share capital up to the average carrying amount of the shares, and any excess allocated to contributed surplus and retained earnings. When shares are repurchased, it takes three days before the transaction is settled and the shares are cancelled. The cost of shares purchased in a given month and settled in the following month is accrued in the month of purchase. During the three months ended March 31, 2007, 0.7 million shares were repurchased at an average price of $63.85 (three months ended March 31, 2006, 0.9 million shares were repurchased at an average price of $57.81).
10	Other comprehensive income

Components of other comprehensive income and the related tax effects are as follows:

	For the three months ended March 31
		2007
		Income tax
	Before tax	(expense)	Net of tax
(in millions)	amount	recovery	amount

Unrealized foreign exchange gain on translation of U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	$3.9	$(0.6)	$3.3

Unrealized foreign exchange loss on translation of the net investment in U.S. subsidiaries	(4.2)	—	(4.2)

Realized gain on settled cash flow hedges	(3.3)	1.3	(2.0)

Increase in unrealized holding gains on cash flow hedges	0.1	—	0.1

Other comprehensive loss	$(3.5)	$0.7	$(2.8)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2007
(unaudited)
10	Other comprehensive income (continued)

	For the three months ended March 31
		2006
		Income tax
	Before tax	(expense)	Net of tax
(in millions)	amount	recovery	amount

Unrealized foreign exchange loss on translation of U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	$(0.9)	$0.2	$(0.7)

Unrealized foreign exchange gain on translation of the net investment in U.S. subsidiaries	2.4	—	2.4

Other comprehensive income	$1.5	$0.2	$1.7

Changes in the balances of each classification within Accumulated other comprehensive income are as follows:
Three months ended March 31, 2007

		Adjustment
	Opening	for change	Adjusted		Closing
	Balance,	in	Opening		Balance,
	Jan. 1,	accounting	Balance,	Period	Mar. 31,
(in millions)	2007	policy	Jan. 1, 2007	change	2007

Foreign exchange on U.S. dollar debt designated as a hedge of the net investment in U.S. subsidiaries	$234.9	$0.4	$235.3	$3.3	$238.6

Foreign exchange on net investment in U.S. subsidiaries	(168.5)	—	(168.5)	(4.2)	(172.7)

Increase (decrease) in unrealized effective gains of cash flow hedges	—	18.9	18.9	(1.9)	17.0

Unrealized loss on settled hedge instruments	—	(5.3)	(5.3)	—	(5.3)

Accumulated other comprehensive income	$66.4	$14.0	$80.4	$(2.8)	$77.6

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2007
(unaudited)
10	Other comprehensive income (continued)

Three months ended March 31, 2006

			Closing
	Opening		Balance,
	Balance,	Period	Mar. 31,
(in millions)	Jan. 1, 2006	change	2006

Foreign exchange on U.S. dollar debt designated as a hedge of the net investment in U.S. subsidiaries	$238.1	$(0.7)	$237.4

Foreign exchange on net investment in U.S. subsidiaries	(170.6)	2.4	(168.2)

Accumulated other comprehensive income	$67.5	$1.7	$69.2

During the next twelve months, the Company expects $12.3 million of unrealized holding gains on derivative instruments to be realized and recognized in the Statement of Consolidated Income. Derivative instruments designated as cash flow hedges will mature during the period ending December 2009.

11	Fair value of financial instruments

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s length transaction between willing parties. The Company uses the following methods and assumptions to estimate fair value of each class of financial instruments for which carrying amounts are included in the Consolidated Balance Sheet as follows:

Loans and receivables
Accounts receivable and other current assets — The carrying amounts included in the Consolidated Balance Sheet approximate fair value because of the short maturity of these instruments.

Investments — Long-term receivable balances are carried at amortized cost based on an initial fair value determined using discounted cash flow analysis using observable market based inputs.

Financial liabilities
Accounts payable and accrued liabilities and short-term borrowings — The carrying amounts included in the Consolidated Balance Sheet approximate fair value because of the short maturity of these instruments.

Long-term debt — The carrying amount of long-term debt is at amortized cost based on an initial fair value determined using the quoted market prices for the same or similar debt instruments.

Available for sale
Investments — The Company’s equity investments recorded on a cost basis have a carrying value that equals cost as fair value cannot be reliably established. These investments are not traded on a liquid market.

Held for trading
Other assets and deferred charges and Deferred liabilities — Derivative instruments that are designated as hedging instruments are measured at fair value determined using the quoted market prices for the same or similar instruments. Derivative instruments that are not designated in hedging relationships are classified as held for trading and measured at fair value determined by using quoted market prices for the same or similar instruments and changes in the fair values of such derivative instruments are recognized in net income as they arise.

Cash and cash equivalents — The carrying amounts included in the Consolidated Balance Sheet approximate fair value because of the short maturity of these instruments.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2007
(unaudited)
11	Fair value of financial instruments (continued)

Carrying value and fair value of financial instruments

The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a carrying value of approximately $2,779 million and a fair value of approximately $3,068 million at March 31, 2007.

12	Stock-based compensation

In the first quarter of 2007, under CP’s stock option plans, the Company issued 1,299,800 options to purchase Common Shares at the price of $62.57 per share, based on the closing price on the day prior to the grant date. In tandem with these options, 432,050 stock appreciation rights were issued at the exercise price of $62.57. Also, all 30,000 unvested Restricted Share Units, issued in 2005, were cancelled in the first quarter of 2006.

Pursuant to the employee plan, options may be exercised upon vesting, which is between 24 months and 36 months after the grant date, and will expire after 10 years. Some options vest after 48 months, unless certain performance targets are achieved, in which case vesting is accelerated. These options expire five years after the grant date. Other options only vest if certain performance targets are achieved and expire approximately five years after the grant date.

The following is a summary of the Company’s fixed stock option plans as of March 31 (including options granted under the Directors’ Stock Option Plan, which was suspended in 2003):

	2007		2006
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price

Outstanding, January 1	6,815,494	38.50	7,971,917	$32.07
New options granted	1,299,800	62.57	1,376,500	57.70
Exercised	(356,491)	29.82	(1,349,300)	28.48
Forfeited/cancelled	(51,175)	35.48	(195,530)	39.69

Outstanding, March 31	7,707,628	42.98	7,803,587	$37.02

Options exercisable at March 31	4,713,928	33.89	3,919,337	$29.38

Compensation expense is recognized over the vesting period for stock options issued since January 1, 2003, based on their estimated fair values on the date of grants, as determined by the Black-Scholes option pricing model. Had CP used the fair value method for options granted between January 1, 2002, and December 31, 2002, CP’s pro forma basis net income and earnings per share would have been as follows:

		For the three months
		ended March 31
		2007	2006
			Restated

Net income (in millions)	As reported	$128.6	$108.8
	Pro forma	$128.6	$108.6

Pro forma basic and diluted earnings per share are unchanged from the amounts disclosed in the Statement of Consolidated Income.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2007
(unaudited)
12	Stock-based compensation (continued)

Under the fair value method, the fair value of options at the grant date is $11.2 million for options issued in the first quarter of 2007 (first quarter of 2006 – $11.7 million). The weighted average fair value assumptions were approximately:

	For the three months
	ended March 31
	2007	2006

Expected option life (years)	4.00	4.50
Risk-free interest rate	3.89%	4.06%
Expected stock price volatility	23%	22%
Expected annual dividends per share	$0.90	$0.75
Weighted average fair value of options granted during the year	$12.96	$12.97

13	Pensions and other benefits

The total benefit cost for the Company’s defined benefit pension plans, defined contribution pension plans and post-retirement benefits for the quarter ended March 31, 2007, was $27.4 million (quarter ended March 31, 2006 — $30.9 million).

14	Significant customers

During the first quarter of 2007, one customer comprised 11.1% of total revenue (first quarter of 2006 – 13.0%). At March 31, 2007, one customer represented 4.2% of total accounts receivable (March 31, 2006 – 6.1%).

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2007
(unaudited)
15	Commitments and contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damages to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at March 31, 2007, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

Capital commitments

At March 31, 2007, CP had multi-year capital commitments of $609.4 million, mainly for locomotive overhaul agreements, in the form of signed contracts or letters of intent. Payments for these commitments are due in 2007 through 2016.

Operating lease commitments

At March 31, 2007, minimum payments under operating leases were estimated at $605.4 million in aggregate, with annual payments in each of the next 5 years of: remainder of 2007 – $100.7 million; 2008 – $100.2 million; 2009 – $72.1 million; 2010 – $56.5 million; 2011– $51.2 million.

Guarantees

The Company has residual value guarantees on operating lease commitments of $363.9 million at March 31, 2007. The maximum amount that could be payable under these and all of the Company’s other guarantees cannot be reasonably estimated due to the nature of certain of the guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At March 31, 2007, these accruals, which do not include any amounts for residual value guarantees, amounted to $7.5 million.

Summary of Rail Data

	First Quarter
	2007	2006 (1)	Variance	%

Financial (millions, except per share data)
Revenues
Freight revenue	$1,090.9	$1,067.2	$23.7	2.2
Other revenue	25.0	43.3	(18.3)	(42.3)

	1,115.9	1,110.5	5.4	0.5

Operating expenses
Compensation and benefits	332.5	352.2	(19.7)	(5.6)
Fuel	171.2	157.9	13.3	8.4
Materials	62.4	57.6	4.8	8.3
Equipment rents	55.5	44.6	10.9	24.4
Depreciation and amortization	118.6	114.8	3.8	3.3
Purchased services and other	146.4	156.6	(10.2)	(6.5)

	886.6	883.7	2.9	0.3

Operating income	229.3	226.8	2.5	1.1

Other charges	4.8	6.8	(2.0)	(29.4)
Interest expense	46.8	47.3	(0.5)	(1.1)
Income tax expense before foreign exchange (gains)/losses on long-term debt (2)	55.1	56.6	(1.5)	(2.7)

Income before foreign exchange (gains)/losses on long-term debt (2)	122.6	116.1	6.5	5.6

Foreign exchange (gains)/losses on long-term debt (FX on LTD)
FX on LTD	(8.6)	6.4	(15.0)	—
Income tax on FX on LTD (3)	2.6	0.9	1.7	—

FX on LTD (net of tax)	(6.0)	7.3	(13.3)	—

Net income	$128.6	$108.8	$19.8	18.2

Earnings per share (EPS)
Basic earnings per share	$0.83	$0.69	$0.14	20.3
Diluted earnings per share	$0.82	$0.68	$0.14	20.6

EPS before FX on LTD (2)
Basic earnings per share	$0.79	$0.73	$0.06	8.2
Diluted earnings per share	$0.78	$0.72	$0.06	8.3

Weighted average number of shares outstanding (millions)	155.5	158.5	(3.0)	(1.9)

Operating ratio (2) (4) (%)	79.5	79.6	(0.1)	—

ROCE before FX on LTD (after tax) (2) (4) (%)	10.1	9.6	0.5	—
Net debt to net debt plus equity (%)	36.4	39.9	(3.5)	—

EBIT before FX on LTD (2) (4) (millions)	$224.5	$220.0	$4.5	2.0
EBITDA before FX on LTD (2) (4) (millions)	$343.1	$334.8	$8.3	2.5

(1)	Certain comparative period figures have been restated for retroactive application of a new accounting standard adopted in 2006 related to stock-based compensation for employees eligible to retire before the vesting date.

(2)	These are earnings measures that are not in accordance with GAAP and may not be comparable to similar measures of other companies. See note on non-GAAP earnings measures attached to commentary.

(3)	Income tax on FX on LTD is discussed in the current MD&A in the “Other Income Statement Items” section – “Income Taxes”.

(4)	EBIT:	Earnings before interest and taxes.
	EBITDA:	Earnings before interest, taxes, and depreciation and amortization.
	ROCE (after tax):	Return on capital employed (after tax) = earnings before after-tax interest expense (last 12 months) divided by average net debt plus equity.
	Operating ratio:	Operating expenses divided by revenues.

Summary of Rail Data (Page 2)

	First Quarter
	2007	2006	Variance	%

Commodity Data

Freight Revenues (millions)
- Grain	$219.6	$211.3	$8.3	3.9
- Coal	131.3	160.2	(28.9)	(18.0)
- Sulphur and fertilizers	122.4	93.1	29.3	31.5
- Forest products	72.0	83.4	(11.4)	(13.7)
- Industrial and consumer products	151.9	148.3	3.6	2.4
- Automotive	82.1	78.3	3.8	4.9
- Intermodal	311.6	292.6	19.0	6.5

Total Freight Revenues	$1,090.9	$1,067.2	$23.7	2.2

Millions of Revenue Ton-Miles (RTM)
- Grain	7,484	7,474	10	0.1
- Coal	4,583	5,054	(471)	(9.3)
- Sulphur and fertilizers	4,984	3,455	1,529	44.3
- Forest products	2,000	2,434	(434)	(17.8)
- Industrial and consumer products	4,133	4,341	(208)	(4.8)
- Automotive	625	603	22	3.6
- Intermodal	6,926	6,727	199	3.0

Total RTMs	30,735	30,088	647	2.2

Freight Revenue per RTM (cents)
- Grain	2.93	2.83	0.10	3.5
- Coal	2.86	3.17	(0.31)	(9.8)
- Sulphur and fertilizers	2.46	2.69	(0.23)	(8.6)
- Forest products	3.60	3.43	0.17	5.0
- Industrial and consumer products	3.68	3.42	0.26	7.6
- Automotive	13.14	12.99	0.15	1.2
- Intermodal	4.50	4.35	0.15	3.4

Freight Revenue per RTM	3.55	3.55	—	—

Carloads (thousands)
- Grain	89.3	92.4	(3.1)	(3.4)
- Coal	58.5	78.7	(20.2)	(25.7)
- Sulphur and fertilizers	50.2	39.0	11.2	28.7
- Forest products	30.1	37.6	(7.5)	(19.9)
- Industrial and consumer products	75.7	79.7	(4.0)	(5.0)
- Automotive	42.4	42.3	0.1	0.2
- Intermodal	287.6	281.8	5.8	2.1

Total Carloads	633.8	651.5	(17.7)	(2.7)

Freight Revenue per Carload
- Grain	$2,459	$2,287	$172	7.5
- Coal	2,244	2,036	208	10.2
- Sulphur and fertilizers	2,438	2,387	51	2.1
- Forest products	2,392	2,218	174	7.8
- Industrial and consumer products	2,007	1,861	146	7.8
- Automotive	1,936	1,851	85	4.6
- Intermodal	1,083	1,038	45	4.3

Freight Revenue per Carload	$1,721	$1,638	$83	5.1

Summary of Rail Data (Page 3)

	First Quarter
	2007	2006 (1)	Variance	%

Operations and Productivity

Freight gross ton-miles (GTM) (millions)	57,560	57,014	546	1.0
Revenue ton-miles (RTM) (millions)	30,735	30,088	647	2.2
Average number of active employees	14,884	15,267	(383)	(2.5)
Number of active employees at end of period	15,048	15,394	(346)	(2.2)

FRA personal injuries per 200,000 employee-hours	1.9	2.1	(0.2)	(9.5)
FRA train accidents per million train-miles	1.8	1.2	0.6	50.0

Total operating expenses per RTM (cents)	2.88	2.94	(0.06)	(2.0)
Total operating expenses per GTM (cents)	1.54	1.55	(0.01)	(0.6)
Compensation and benefits expense per GTM (cents)	0.58	0.62	(0.04)	(6.5)
GTMs per average active employee (000)	3,867	3,734	133	3.6

Miles of road operated at end of period (2)	13,260	13,693	(433)	(3.2)

Average train speed – AAR definition (mph)	23.2	25.3	(2.1)	(8.3)
Terminal dwell time – AAR definition (hours)	24.0	21.3	2.7	12.7
Car miles per car day	134.6	132.1	2.5	1.9
Average daily total cars on-line – AAR definition (000)	81.3	80.9	0.4	0.5

U.S. gallons of locomotive fuel per 1,000 GTMs – freight & yard	1.26	1.24	0.02	1.6
U.S. gallons of locomotive fuel consumed – total (millions) (3)	72.4	71.1	1.3	1.8

Average foreign exchange rate (US$/Canadian$)	0.854	0.873	(0.019)	(2.2)
Average foreign exchange rate (Canadian$/US$)	1.171	1.146	0.025	2.2

(1)	Certain comparative period figures have been restated for retroactive application of a new accounting standard adopted in 2006 related to stock-based compensation for employees eligible to retire before the vesting date.

(2)	Excludes track on which CP has haulage rights.

(3)	Includes gallons of fuel consumed from freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.